UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 202549	OMB APPROVAL
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FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER
(Check one):	X Form 10-K	__ Form 20-F	__ Form 11-K	__ Form 10-Q	__ Form 10-D	__ For N-SAR
__ For N-CSR
For Period Ended: December 31, 2008
__ Transition Report on Form 10-K
__ Transition Report on Form 20-F
__ Transition Report on Form 11-K
__ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
__________________________________________________________________________________________

PART 1 - REGISTRANT INFORMATION

inTEST CORPORATION___________________________________________________________________________________
Full Name of Registration

_______________________________________________________________________________________________________
Former Name if Applicable

7 ESTERBROOK LANE____________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

CHERRY HILL, NEW JERSEY 08003__________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense
__	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

inTEST Corporation (the "Company") is unable to file its Form 10-K for the period ended December 31, 2008 within the prescribed period of time because the Company requires additional time for the collection, compilation and analysis of information necessary to complete its financial statements for that period and for the other disclosures required to be included in the Form 10-K. The delay in filing is due to the fact that the Company's staff and management have been engaged in ongoing evaluations of its several business segments and overall cash requirements. The Company initiated a series of restructuring and cost reduction programs during the fourth quarter of 2008 which have continued in the first quarter of 2009 in order to conserve cash and reduce costs in light of deteriorating conditions in the semiconductor industry and the global economy. The Company will likely incur additional restructuring charges in future periods, however, it cannot predict the amount of such charges at this time. As a result of these conditions, the Company anticipates receiving a report from its independent registered public accounting firm expressing substantial doubt about the Company's ability to continue as a going concern.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	HUGH T. REGAN, JR. (Name)	(856) (Area Code)	424-6886 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports

			__ Yes	X No

The Company has determined that certain reductions in the compensation paid to its named executive officers that were effective as of October 1, 2008 (15%) and March 1, 2009 (25%), should have been reported on Form 8-K. This information will be included in the Form 8-K reporting the disclosure of the financial information contained in this Notification of Late Filing on Form 12b-25.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			X Yes	__ No
If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All historical financial information presented in this document is unaudited, is based upon management's internal figures and is subject to change.

Net revenues for the quarter ended December 31, 2008 were $6.8 million, compared to $9.2 million in the third quarter of 2008. Our net loss for the fourth quarter of 2008 was $(4.7) million or $(0.47) per diluted share, compared to a net loss of $(2.0) million or $(0.22) per diluted share for the third quarter of 2008. The net loss for the fourth quarter of 2008 included charges for the impairment of certain long-lived assets of $(1.2) million or $(0.13) per diluted share, charges for the impairment of goodwill related to a prior acquisition of $(130,000) or $(0.01) per diluted share and restructuring charges of $(456,000) or $(0.05) per diluted share. The net loss for the third quarter of 2008 included charges for the impairment of certain long-lived assets of $(133,000) or $(0.01) per diluted share and restructuring charges of $(61,000) or $(0.01) per diluted share. The impairment and restructuring charges recorded during the third and fourth quarters of 2008 were incurred by our Manipulator and Docking Hardware and Tester Interface product segments. The restructuring charges consist of one-time termination benefits, as a result of our workforce reductions in these segments and facility closure costs as a result of our decision to shut our manufacturing facility in Amerang, Germany and our sales office in the UK.

Net revenues for the year ended December 31, 2008 were $38.8 million, compared to $48.7 million for 2007. Our net loss for the year ended December 31, 2008 was $(9.4) million or $(0.99) per diluted share, compared to a net loss of $(6.7) million or $(0.73) per diluted share for 2007. The net loss for 2008 included charges for the impairment of certain long-lived assets of $(1.4) million or $(0.15) per diluted share, charges for the impairment of goodwill related to a prior acquisition of $(130,000) or $(0.01) per diluted share and restructuring charges of $(717,000) or $(0.08) per diluted share. The net loss for 2007 included charges for the impairment of goodwill related to prior acquisitions of $(2.8) million or $(0.31) per diluted share and charges for impairment of certain long-lived assets of $(535,000) or $(0.06) per diluted share. The impairment and restructuring charges during 2008 were incurred by our Manipulator and Docking Hardware and our Tester Interface product segments. The restructuring charges consist of one-time termination benefits, as a result of our recent workforce reductions in these segments, and facility closure costs, as a result of our decision to shut our manufacturing facility in Amerang, Germany and our sales office in the UK.
inTEST CORPORATION (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	April 1, 2009	By:	/s/ Hugh T. Regan, Jr. HUGH T. REGAN, JR. SECRETARY, TREASURER & CHIEF FINANCIAL OFFICER